SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Signet Jewelers Limited
(Name of Issuer)

Common Shares of $0.18 par value
(Title of Class of Securities)

G81276100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP G81276100

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Investec Asset Management Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

	5)	SOLE VOTING POWER
NUMBER		4,398,155
OF
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING		4,398,155
PERSON
WITH	8)	SHARED DISPOSITIVE POWER
		0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,398,155

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.48%

12)	TYPE OF REPORTING PERSON
FI

Schedule 13G

Item 1(a).	Name of Issuer:

Signet Jewelers Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Item 2(a).	Name of Person Filing:

Investec Asset Management Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Investec Asset Management Limited
Woolgate Exchange
25 Basinghall Street
London
EC2V 5HA

Item 2(c).	Citizenship:

United Kingdom

Item 2(d).	Title of Class of Securities:

Common Shares of $0.18 par value

Item 2(e).	CUSIP Number:

G81276100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(ii)(K)

Item 4.	Ownership.

(a)	Amount beneficially owned:

4,398,155

(b)	Percent of class[1]:

5.48%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

4,398,155

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

4,398,155

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Investec Asset Management Limited, in its capacity as discretionary investment adviser to its various clients, may be deemed to be the beneficial owner of 4,398,155 shares owned by such clients or for such clients’ benefit, as Investec Asset Management Limited, in its capacity as discretionary investment adviser, has the power to dispose, direct the disposition of, and vote the shares.  The clients are entitled to receive all dividends from and proceeds from any sale of, the shares.  To the knowledge of Investec Asset Management Limited, no single client of Investec Asset Management Limited owns 5% or more of the class.

Not Applicable.

1 Percentages are based on 80,215,000 shares of Common Stock outstanding as disclosed by the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 05 February 2014

• Investec Asset Management Limited

	By:	Anne Gallagher
Name: Anne Gallagher
Title: Chief Compliance Officer